Exhibit 99.1

OBSIDIAN ENERGY RECEIVES CONTINUED LISTING STANDARD NOTIFICATION FROM

THE NEW YORK STOCK EXCHANGE REGARDING THE PRICE OF ITS COMMON STOCK

CALGARY, September 15, 2017 – OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, “we”, “us” or “our”) announces that it received notification on September 14, 2017 from the New York Stock Exchange (the “NYSE”) that Obsidian Energy is no longer in compliance with one of the NYSE’s continued listing standards applicable to Obsidian Energy because the average closing price of Obsidian Energy’s common stock was less than US$1.00 per share over a consecutive 30 trading day period. As of September 12, 2017, the average closing price of Obsidian Energy’s common stock over the preceding consecutive 30 trading day period was US$0.99 per share. The issuance by the NYSE of the notification is not discretionary and is sent automatically when a listed company’s stock price falls below the NYSE’s minimum price listing standard.

Non-compliance with the NYSE’s price listing standard does not affect Obsidian Energy’s business operations or its reporting requirements to the U.S. Securities and Exchange Commission (the “SEC”), nor does it breach or cause an event of default under any of Obsidian Energy’s agreements with its lenders. Obsidian Energy continues to be in compliance with the terms of all of those agreements. In addition, non-compliance with the NYSE price listing standard does not affect the continued listing and trading of Obsidian Energy’s common shares on the Toronto Stock Exchange (the “TSX”).

Under the NYSE’s rules, Obsidian Energy can avoid delisting if, within six months from the date of the NYSE notification, its common stock has a closing price on the last trading day of any calendar month and a concurrent 30 trading day average closing price of at least US$1.00 per share. Additionally, Obsidian Energy could cure the price condition by advising the NYSE of its intention to consolidate its outstanding equity float to a level more suitable to the current size of the company, which would require Obsidian Energy to obtain shareholder approval no later than our next annual general meeting. The price condition following such a consolidation is cured if the common stock price promptly exceeds US$1.00 and remains above that level for at least the following 30 trading days.

If at the expiration of the applicable cure period Obsidian Energy has not regained compliance, or Obsidian Energy has not obtained shareholder approval by the next annual meeting to consolidate its shares outstanding, the NYSE will commence suspension and delisting procedures. Management of Obsidian Energy will actively monitor the stock price and evaluate all available options in order to regain compliance with the NYSE’s price listing standard within the applicable cure period.

Obsidian Energy intends to notify the NYSE within 10 business days from the date of the NYSE notification that it intends to cure this price deficiency and return to compliance with the NYSE’s price listing standard prior to the expiration of the applicable cure period or by the next annual general meeting.

Obsidian Energy’s common stock will continue to be listed and traded on the NYSE during the applicable cure period, subject to compliance with the NYSE’s other continued listing standards, under the symbol “OBE”, but the NYSE will assign a “.BC” indicator to the symbol to denote that Obsidian Energy is below the NYSE’s price listing standard. This indicator will be removed at such time as Obsidian Energy is deemed compliant with the NYSE’s price listing standard.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, that non-compliance with the NYSE’s price listing standard does not affect Obsidian Energy’s business operations or its reporting requirements to the SEC and does not breach or cause an event of default under any of Obsidian Energy’s agreements with its lenders, Obsidian Energy’s continued compliance with the terms of all of those agreements, Obsidian Energy’s ability to regain compliance with the NYSE’s price listing standard within the applicable cure period, that management will actively monitor the stock price and evaluate all available options in order to regain compliance with the NYSE’s price listing standard within the applicable cure period, Obsidian Energy’s intention to notify the NYSE within 10 business days that it intends to cure this price deficiency and return to compliance with the NYSE’s price listing standard prior to the expiration of the applicable cure period, and the continued listing and trading of Obsidian Energy’s common shares on the TSX.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward-looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

OBSIDIAN ENERGY

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@obsidianenergy.com